Exhibit 99.1

Ant Group Completes the Formulation of its Rectification Plan

Ant Group Co., Ltd. (“Ant Group”), an unconsolidated related party of Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba Group” or the “Company”), announced that since December 26, 2020, when financial regulators put forward five requirements to Ant Group for the rectification of its key businesses, under the regulators’ guidance, and in accordance with regulatory requirements, Ant Group has completed the formulation of its rectification plan.

Ant Group, in its entirety, will apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. Returning to its origin, its payment business will serve consumers and SMEs by focusing on micro-payments and bringing them convenience. Ant Group will set up a personal credit reporting company and apply for a personal credit reporting license. It will conduct the personal credit reporting business in compliance with relevant laws and regulations, strengthen the protection of personal information, and effectively prevent the abuse of data. “Jiebei” and “Huabei” will be operated by its consumer finance company which will be operated in compliance with relevant laws and regulations. Ant Group will strengthen consumer rights protection as well as suitability management of financial consumers. It will also further enhance its corporate governance, adhere to fair competition rules, bring related-party transactions into line, strengthen risk prevention and control, create a fair market environment, and further strengthen its corporate social responsibility commitments. Those actions mentioned above will be carried out after completing the relevant procedures provided in the regulatory requirements and Ant Group’s corporate bylaws.

April 12, 2021

Forward-looking Statements

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about regulatory actions and Ant Group’s rectification plan, are or contain forward-looking statements.  Alibaba Group may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba Group’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba Group’s business and strategic acquisitions and investments; Alibaba Group’s expected revenue growth and ability to maintain or grow its revenue or business; Alibaba Group’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba Group’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; risks associated with expanding our international and cross-border businesses and operations; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba Group’s business operations; risks associated with the performance of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; and security breaches, and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba Group’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and is based on assumptions that we believe to be reasonable as of this date, and Alibaba Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.